EXHIBIT 18
Titan Motorcycle Co. of America
2222 West Peoria Avenue
Phoenix, Arizona 85029



Ladies and Gentlemen:

We are providing this letter to you for inclusion as an exhibit to your Form 10-KSB filing pursuant to Item 601 of Regulation S-B.

We have read management's justification for the change in accounting from an accelerated method of depreciation to the straight-line method of depreciation contained in the Company's Form 10-KSB for the year ended January 2, 1999. Based on our reading of the data and discussions with Company officials about the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.


/s/ Pricewaterhousecoopers LLP
PricewaterhouseCoopers LLP


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